

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2011

<u>Via E-mail</u>
Omar Cunha
President
UHF Incorporated
c/o Unity Venture Capital Associates Ltd.
1270 Avenue of the Americas
New York, New York 10020

      Re: UHF Incorporated
              Schedule 14C
              Filed October 31, 2011
              File No. 000-49729

Dear Mr. Cunha:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Daniel Greenspan for

                      Jeffrey Riedler
                      Assistant Director

cc: Vincent J. McGill
        Eaton & Van Winkle LLP
        3 Park Avenue
        New York, NY 10016